UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 11-K

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ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number 001-16701

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ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

(Full title of the plan)

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ABRAXAS PETROLEUM CORPORATION

18803 Meisner Drive

SAN ANTONIO, TEXAS 78258

(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION

Item 1-3. The Abraxas Petroleum Corporation 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal year ended December 31, 2020, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Section 103 (c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

STATEMENT OF INCOME AND EXPENSES

YEAR ENDED  dECEMBER 31, 2020

INCOME
Contribution – Company Matching (Co. Stock)	$211,905
Contribution – Participant 401(K)	494,004
Investment Earnings (Loss)	674,051
Other Income	74,704
Total Income (Loss)	1,454,664

EXPENSES
Payments to Participants/Alternate Funding Agencies	1,368,465
Other Expenses	62,271
Total Expenses	1,430,736

Income (Loss) over Expenses	23,928
Assets at the Beginning of the Plan Year	12,092,118
Assets at the End of the Plan Year	$12,116,046.

PLAN ASSETS AND LIABILITIES

	As of January 1, 2020	As of December 31, 2020
ASSETS
Cash	$1,664,096	$1,603,537
Mutual Funds	9,922,180	10,283,420
Company Stock	480,953	228,568
Participant Loans	24,889	521
Total Assets	$12,092,118	$12,116,046
..
LIABILITIES	$—	$—

NET ASSETS (Assets less Liabilities)	$12,092,118	$12,116,046

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of San Antonio, State of Texas, on the 9th day of June 2021.

ABRAXAS PETROLEUM CORPORATION

401(K) PROFIT SHARING PLAN

By: Abraxas Petroleum Corporation

By: /s/ Robert L.G. Watson

Robert L. G. Watson

Chief Executive Officer and President